FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street

Royal Bank Plaza

Toronto, Ontario

Canada M5J 2J5

Attention: Senior Vice-President, Associate General Counsel

& Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 275898) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

In connection with the registrant’s issuance of certain of its Senior Global Medium-Term Notes, Series J, denominated in U.S. dollars (collectively, the “Notes”) following the date of this report on Form 6-K, pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333- 275898), the registrant is filing the two legal opinions and the consent set forth below.

EXHIBITS

Exhibit	Description of Exhibit
5.3	Opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, as to certain matters under Canadian, Ontario and Québec law.
5.4	Opinion of Ashurst LLP, as to the validity of the Notes under New York law.
23.4	Consent of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank (included in Exhibit 5.3)
23.5	Consent of Ashurst LLP (included in Exhibit 5.4)
23.6	Consent of Ashurst LLP, as special U.S. tax counsel for the Bank.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA
By:	/S/ CLIVE TUCKER
Name: Title:	Clive Tucker Authorized Officer
Date:	December 20, 2023
By:	/S/ SARAH LEM
Name: Title:	Sarah Lem Authorized Officer
Date:	December 20, 2023